CreditRiskMonitor
Jerome S. Flum
Chief Executive Officer

October 8, 2009

Mr. Larry Spirgel
Assistant Director
United States Securities & Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Creditriskmonitor.com, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 23, 2009
File No. 001-08601

Dear Mr. Spirgel:

We are in receipt of your letter dated September 25, 2009 in which you noted that the staff of the Securities and Exchange Commission had reviewed our response dated September 24, 2009 and had additional comments. We submit the following information in response to the Comment Letter.

Results of Operations, page 12

1.
We note your response to our prior comment contained in your letter dated September 24, 2009 and are unable to agree. Although you claim that disclosure of percentage changes in your number of subscribers may provide your competitors with an unfair competitive advantage in assessing your use of price discounting, this information is equally valuable to your investors. Important trend information may be generated from an analysis of your changes in number of subscribers and revenue growth/decline. Whether revenue growth is attributable to increase in subscribers, increase in pricing or dramatic discounting is important information for evaluating future business prospects. If you will not disclose such financial metrics for competitive harm reasons, you should commit to provide more robust disclosure of the reasons for changes in your revenues from period to period, addressing how increases in subscribers and changes in pricing have contributed to revenue increases/decreases from period to period.

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704 Executive Blvd. Suite A     Valley Cottage, NY     10989     p 845.230.3030     f 845.267.4110

RESPONSE

We propose to revise the first full paragraph on page 12 of our next Form 10-K filing to read as follows:

Operating revenues increased approximately $883,819, or 18%, for fiscal 2008 over the prior year. This overall revenue growth resulted from a $924,362, or 20%, increase in Internet subscription service revenue, including $282,206 attributable to an increase in the number of subscribers, and $642,155 attributable to increased sales to existing subscribers, offset in part by a $40,543, or 13%, decrease in the Company’s third-party international credit report subscription service, attributable mainly to a decrease in the number of subscribers to that service.

If you have any questions relating to any part of this letter, please do not hesitate to contact me.

Sincerely,

/s/ Jerome S. Flum
Jerome S. Flum
Chief Executive Officer

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704 Executive Blvd. Suite A     Valley Cottage, NY     10989     p 845.230.3030     f 845.267.4110